United States securities and exchange commission logo





                               October 23, 2020

       James Nathanielsz
       Chief Executive Officer
       Propanc Biopharma, Inc.
       302, 6 Butler Street
       Camberwell, VIC, 3124 Australia

                                                        Re: Propanc Biopharma,
Inc.
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form S-1
                                                            Filed October 14,
2020
                                                            File No. 333-238240

       Dear Mr. Nathanielsz:

              We have reviewed your amended registration statement and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 4 to Registration Statement on Form S-1

       Coverpage

   1. We note that your amended disclosure on page 69 indicates that your common shares are now quoted on the OTC
Pink marketplace. To sell shares at market prices, please note that there must be an
existing trading market for those shares in order to satisfy Item
                                                        501(b)(3) of Regulation
S-K. Accordingly, please revise your cover page to reflect that your stock is currently
traded on the OTC Pink marketplace and that the selling
                                                        shareholder will sell
at a fixed price of $x.xx (or a range) until your shares are quoted on the OTCQX or OTCQB
marketplace of OTC Link and thereafter at prevailing market
                                                        prices or privately
negotiated prices.
 James Nathanielsz
Propanc Biopharma, Inc.
October 23, 2020
Page 2

       Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262
with any other questions.



FirstName LastNameJames Nathanielsz                     Sincerely,
Comapany NamePropanc Biopharma, Inc.
                                                        Division of Corporation
Finance
October 23, 2020 Page 2                                 Office of Life Sciences
FirstName LastName